

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2013

Via E-mail
Stephan Wallach
Chief Executive Officer
AL International, Inc.
2400 Boswell Road,
Chula Vista, CA 91914

> **Re:** **AL International, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed April 1, 2013**
> **File No. 000-54900**

Dear Mr. Wallach:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Table of Contents

Cautionary Note regarding Forward-looking Statements

1. We note your response to comment 3 in our letter dated March 13, 2013. Please, also eliminate any references to Section 27A of the Securities Act of 1933, as amended.

Item 6. Executive Compensation, page 36

2. We note your response to comment 12 in our letter dated March 13, 2013. Please revise the notes to the Summary Compensation Table and the Grants of Plan-Based Awards table to clarify that you computed the stock and option award values in accordance with FASB ASC Topic 718. Please refer to Item 402(n) of Regulation S-K.

In addition, if you choose to include the Grants of Plan-Based Awards table, please include the "Grant Date Fair Value of Stock and Option Awards" column and any other applicable disclosure required in connection with the table, pursuant to Item 402(d) of Regulation S-K.

Notes to the Financial Statements, page F-8

Note 1. Organization, page F-8

Nature of Operations, page F-8

3. We note your disclosure of inactive entities in the second paragraph on page F-8. In light of the inactivity of such entities, please address the following:

    - Please tell us what consideration you gave to the effect of the inactivity of such entities on the recoverability of the carrying amount of the trademarks and distributor intangible assets;

    - Also, please tell us how such inactivity impacts the carrying value of goodwill recorded in the purchase of FDI; and

    - Please tell us whether you considered how the inactivity changes the period over which the trademarks and distributor intangible assets are expected to contribute to future cash flows.

    Please refer to ASC 350-30-35 and ASC 350-20-35 and revise your filing as appropriate.

Note 6. Notes Payable and Other Debt, page F-26

4. We note your disclosure in the second paragraph on page F-27 that during the fourth quarter of 2012 you reduced the carrying amount of a note payable by $690,000 which was recognized as other income in the consolidated statement of operations for the respective period. Yet, in the second paragraph on page F-34 you state that changes in contingent consideration is recorded as a component of operating income. Please tell us, in great detail, your GAAP basis for recognizing the note payable as other income. Also, please revise the inconsistency in your disclosure.

Note 11. Income Taxes, page F-35

5. We note your disclosure in the first paragraph on page F-36 that the valuation allowance increased by approximately $5,597,000 for the year ended December 31, 2011. This appears to be inconsistent with the change in the valuation allowance presented in the reconciliation of the federal statutory rate to the effective tax rate table on page F-35. Please revise or advise.

Note 12. Segment and Geographical Information, F-36

6. We reviewed your response to comment 15 in our letter dated March 15, 2013; and we note that your response does not include a discussion regarding the economic characteristics of operating segments in your direct selling reportable segment. In this regard, please tell us how the operating segments included in your direct selling reportable segment have similar economic characteristics, as previously requested. Further, please tell us how the operating segments within your direct selling reportable segment are similar with respect to the nature of products and services offered and the type or class of customer for their products and services. Refer to ASC 280-10-50-11.

Exhibits

7. We note your response to comment 18 of our letter dated March 13, 2013. As previously requested, please include the signature of the licensor in exhibit 10.13.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562, or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director